Filed by Kensington Capital Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. VI

Commission File No. 001-43176

Date: August 20, 2026

On August 20, 2026, Nth Cycle, Inc. (“Nth Cycle”), a party to the proposed Business Combination (as defined below) with Kensington Capital Acquisition Corp. VI (“Kensington”), issued the following press release:

U.S. Department of Energy Selects Nth Cycle to Enter Award Negotiations for up to $100 Million to Build New Critical Mineral Refining Facility

•	Grant will support development and construction of new battery materials refining facility in the Southeast US to process up to 24,000 metric tons of domestic black mass annually.

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Named Project SHIELD, the new facility will produce high-purity nickel MHP and battery grade lithium carbonate to supply industrial inputs for the country’s most strategic industries, including defense and AI.

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Operations will provide commercial scale refining capacity supporting public and private sector demand, including the recent federal black mass export ban and $1.1b binding off-take term sheet with Trafigura.

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Nth Cycle’s proprietary electroextraction platform and OYSTER system are designed to bypass the expense, delays, and waste that have stalled domestic refining, offering a cheaper, faster, and cleaner alternative.

BURLINGTON, Mass., AUGUST 20, 2026 — Nth Cycle, a pure play critical minerals refining company, has been selected by the U.S. Department of Energy (DOE) to enter into award negotiations for up to $100 million to develop and construct a commercial-scale black mass refining facility, which will be built in the Southeast US. The selection was made by DOE’s Office of Critical Minerals and Energy Innovation (CMEI), Manufacturing Deployment Office (MDO) under the Battery Materials Processing and Battery Manufacturing & Recycling grant program, funded to expand U.S. critical mineral processing and domestic battery manufacturing capacity.

The new facility, designated Project SHIELD (Strategic Hub for Industrial Electroextraction & Logistics Defense), will strengthen domestic supply chains supported by federal initiatives and industry demand. Using the company’s proprietary electroextraction platform and OYSTER system, it will refine up to 24,000 metric tons of domestic black mass annually, converting it into high-purity nickel mixed hydroxide precipitate (MHP) and battery grade lithium carbonate for military systems, AI data centers, electric grid storage, and transportation.

“Domestic refining capacity is the difference between critical mineral access and critical mineral security,” said Megan O’Connor, Co-Founder and CEO of Nth Cycle. “The Trump Administration has recognized that keeping recoverable critical minerals in the United States is a matter of national security. But without refining capacity, those resources can’t be used for new manufacturing. Being selected by the DOE to fill this gap validates the role we play to onshore one of the most consequential supply chains of our time.”

First Commercial Scale Black Mass Refinery in United States Aligned with Export Ban

The need for Project SHIELD has taken on added urgency following recent government actions. On July 30, 2026, President Trump issued a determination identifying recoverable critical minerals as strategic assets essential to national security. The Department of Commerce issued a subsequent one-year export ban on black mass - the material created from shredding spent lithium-ion batteries. With insufficient domestic refining capacity to match the country’s growing supply, China has held a near-monopoly on its processing.

Together, the administration’s policies, the DOE grant, and Nth Cycle’s new facility address that bottleneck: establishing one of the first U.S. commercial-scale black mass refineries ensures these recycled materials - and the refining to make them usable - stay in America.

Grant Backs Nth Cycle’s Commercial Agreements, Expands Operations

The DOE grant and Project SHIELD will also support the company’s private sector momentum, including a binding 10-year offtake term sheet with Trafigura valued at approximately $1.1 billion. Under the term sheet, Trafigura will purchase 2,000 metric tons of nickel contained in MHP and 1,500 metric tons of battery grade lithium carbonate from Nth Cycle.

The new Southeast facility expands the company’s existing operations. Its first facility in Fairfield, Ohio, began operations in 2024, was deployed in less than 18 months, and became one of the country’s first commercial-scale sources of high purity nickel MHP produced from scrap. To date, it’s completed 3,400 production hours with 99% recovery and 98% MHP purity rates.

The Southeastern location will establish strategic port access and proximity to one of North America’s fastest-growing energy and advanced-manufacturing corridors. It’s expected to create approximately 800-1,000 construction related jobs and 54 permanent jobs from commissioning, ramp-up, and ongoing operations.

Scalable, Accelerated Deployment

Project SHIELD is expected to become operational as early as 2029. The schedule is enabled by Nth Cycle’s proprietary electro-extraction platform and modular OYSTER system. While traditional refineries assume high capital intensity, permitting delays, and full capacity to operate profitably, the OYSTER is designed to be installed in existing industrial buildings, including permitting, in as little as two years, be capable of being deployed with more than 70% lower capital intensity than incumbent refining technologies and operate profitably at approximately one-tenth the scale.

The DOE selection is subject to award negotiations, including DOE review and approval of project plans, milestones and other terms. The selection is not a commitment by DOE to issue an award, and final funding amounts may differ.

About Nth Cycle

Nth Cycle is a critical minerals midstream refining company building the technology and infrastructure needed for Western supply chains. The company addresses the structural bottleneck of foreign dependence to process domestic critical mineral resources with its modular OYSTER system and proprietary electroextraction platform. Combined, they dramatically lower capital intensity, deployment time and emissions to convert industrial scrap, black mass, primary and waste feeds into intermediate and refined products within the battery materials, copper and rare earth value chains. These advancements enable the domestic production and allied partnerships vital to industrial competitiveness, economic growth, and national security.

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act of 1933 and Section 21(e) of the Securities Exchange Act of 1934. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding benefits of the award from the DOE and the timing and benefits of the proposed facility.

These statements are based on the current expectations of Nth Cycle and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Nth Cycle. While Nth Cycle may elect to update these forward-looking statements in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Nth Cycle’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

MEDIA CONTACT:

James McCusker

Alpha Advisory Group

NTH@alpha-ir.com

Additional Information

The business combination (the “Business Combination”) between Kensington and Nth Cycle will be submitted to shareholders of Kensington for their consideration. In connection with the Business Combination, Kensington intends to file a Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Kensington in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Kensington and securityholders of Nth Cycle in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Kensington will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Kensington will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Kensington as of a record date to be established for voting on the Business Combination. Shareholders of Kensington will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Kensington Capital Acquisition Corp. VI, 1400 Old Country Road, Suite 301, Westbury, NY 11590.

Participants in the Solicitation

Kensington and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Kensington’s shareholders with respect to the Business Combination. Information about the directors and executive officers of Kensington is set forth in its Registration Statement on Form S-1, as amended. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Business Combination and related transactions when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Nth Cycle, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Kensington’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act of 1933 (the “Securities Act”) and Section 21(e) of the Securities Exchange Act of 1934. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of New Nth Cycle following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for New Nth Cycle and other statements that are not historical facts.

These statements are based on the current expectations of the management of Kensington and/or Nth Cycle and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kensington and Nth Cycle. These statements are subject to a number of risks and uncertainties regarding Nth Cycle’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by shareholders of Kensington in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Nth Cycle or Kensington for the Business Combination is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of Nth Cycle and the timing of expected business milestones; the effects of competition on Nth Cycle’s business; the ability of New Nth Cycle to execute its growth strategy and secure sufficient capital to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Nth Cycle to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Kensington and Nth Cycle presently do not know or that Kensington and Nth Cycle currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Kensington’s and Nth Cycle’s expectations, plans or forecasts of future events and views as of the date of this communication. Kensington and Nth Cycle anticipate that subsequent events and developments will cause their assessments to change. However, while Kensington and Nth Cycle may elect to update these forward-looking statements in the future, Kensington and Nth Cycle specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Kensington’s or Nth Cycle’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved. This communication contains preliminary information only, is subject to change at any time, and is not, and should not be assumed to be, complete or constitute all of the information necessary to adequately make an informed decision regarding any potential investment in connection with the Business Combination.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.